Exhibit (a)(1)(K)

NICE Extends Tender Offer for all Outstanding Shares of Mattersight Corporation

Hoboken, New Jersey July 9, 2018 – NICE (NASDAQ: NICE) today announced that it has, together with its wholly owned subsidiaries, NICE Systems, Inc. and Nice Acquisition Sub, Inc., extended the expiration of its tender offer to acquire all of the outstanding shares of Mattersight Corporation’s (“Mattersight”) (NASDAQ:MATR) common stock and 7% Series B Convertible Preferred Stock. The tender offer is being extended to allow additional time for the satisfaction of the conditions to the offer. The parties have not yet received the clearance of the Committee on Foreign Investment in the United States (CFIUS), which is a condition to the offer. All other approvals and clearances from regulatory authorities and third parties that are conditions to the offer have been obtained.

The tender offer is now scheduled to expire one minute after 11:59 p.m., New York time, on Friday, August 3, 2018, unless it is further extended or earlier terminated in accordance with the merger agreement NICE and Mattersight announced on April 26, 2018. The tender offer was previously scheduled to expire at one minute after 11:59 p.m., New York time, on Friday, July 6, 2018. All other terms and conditions of the tender offer remain unchanged.

Continental Stock Transfer & Trust Company, the depositary and paying agent for the tender offer, has advised NICE that as of 5:00 p.m., New York time, on Friday, July 6, 2018, 29,052,920 shares of common stock and 1,572,724 shares of preferred stock had been validly tendered in the offer, and not validly withdrawn, representing approximately 87.6% of the outstanding Mattersight capital stock on an as-converted to common stock basis. In addition, notices of guaranteed delivery have been received with respect to 193,621 shares of common stock and 4,920 shares of preferred stock for which shares have not yet been delivered to the depositary. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration of the tender offer.

About NICE

NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:

Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors:

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez, +972-9-775-3798, ir@nice.com, CET

NICE ■ 221 River Street, 10th Floor, Hoboken, NJ 07030 ■ Tel: +1 551-256-5000 ■ Fax: +1 551-256-5252 ■ www.nice.com

Additional Information and Notice to Investors

This communication is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of Mattersight. NICE Ltd. and its wholly-owned subsidiaries, NICE Systems, Inc. and NICE Acquisition Sub, Inc. have filed with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other documents related to the tender offer. In addition, Mattersight has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully prior to making any decisions with respect to the tender offer. Investors and security holders may obtain free copies of these materials and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. Copies of the documents filed by NICE Ltd., NICE Systems, Inc. and NICE Acquisition Sub, Inc. with the SEC will also be available free of charge on the Investor Relations section of our website at www.nice.com and copies of the documents filed by Mattersight with the SEC are available free of charge on Mattersight’s website at www.Mattersight.com.